

Mail Stop 3030

July 7, 2009

Mr. James Boyd
Chief Financial Officer
Silicon Storage Technology, Inc.
1171 Sonora Court
Sunnyvale, California 94086

      Re: **Silicon Storage Technology, Inc.**
                    Form 10-K for the year ended December 31, 2008
                    File No. 0-26944

Dear Mr. Boyd:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Kevin L. Vaughn
                          Accounting Branch Chief